Exscientia Business and Financial Update for the Full Year 2022

OXFORD, U.K. - Exscientia plc (Nasdaq: EXAI)

Recent developments in the Company’s pipeline, collaborations, and operations as well as financial results for the fourth quarter and full year 2022 are summarised below. Exscientia will host a conference call today, March 23, at 12:30 p.m. GMT / 8:30 a.m. EDT.

"2022 was marked by significant milestones for Exscientia, including signing a groundbreaking strategic collaboration with Sanofi, as we continue to validate our end-to-end platform of AI-driven tools and distinguish ourselves as leaders in AI-based drug design, discovery and development,” said Professor Andrew Hopkins, D.Phil., founder and Chief Executive Officer of Exscientia. “We also initiated IGNITE, a Phase 1/2 study of our A2A receptor antagonist EXS21546 (‘546), and are using the clinical data to further confirm biomarker accuracy in selecting patients likely to respond best to treatment. More recently, last month, Bristol Myers Squibb initiated a first-in-human study of EXS4318 (‘4318), our fourth AI-designed molecule to enter the clinic and the first in inflammatory disease. Looking at progress to date, we remain very confident in our differentiated approach and our company’s ability to bring innovative, high-quality treatments to patients faster and more efficiently than today’s industry standard.”
Recent Highlights

Internal pipeline
●In March 2023, Exscientia highlighted two new differentiated precision oncology programmes in IND-enabling studies; EXS74539 ('539), a reversible and brain penetrant LSD1 inhibitor and EXS73565 ('565), an allosteric MALT1 protease inhibitor
●In November 2022, Exscientia initiated IGNITE, a Phase 1/2 study of its A2A product candidate, ‘546, with the first patient expected to be enrolled in the first half of 2023
○The trial is examining the safety, efficacy, pharmacokinetics and pharmacodynamics of ‘546 when used in combination with anti-PD-1 therapy in renal cell carcinoma (RCC) and non-small cell lung cancer (NSCLC), and will enrol up to 110 patients
○At the ESMO Immuno-Oncology Annual Congress in December 2022, Exscientia presented new data on the development of a novel biomarker to identify patients more likely to respond to ‘546 and to explore the relationship to potential impact of adenosine on PD-1 inhibitor response:
▪The study identified a novel patient selection multi-gene transcript signature, the adenosine burden score (ABS)
▪The ABS was shown to outperform other published adenosine signatures and indicated that reducing adenosine using ‘546 could enhance the efficacy of cancer treatments. These findings will be further explored in the IGNITE study
●Exscientia anticipates enrolling the first patient in a Phase 1/2 trial for its CDK7 inhibitor, GTAEXS617 (‘617), in the first half of 2023
●Four posters will be presented at AACR from April 14-19, 2023, highlighting data from the ‘546 and ‘539 programmes as well as data from the Company's precision medicine platform leveraged for biomarker and target discovery

Partnered programmes
●In February 2023, Exscientia announced a first-in-human study of ‘4318, the first immunology & inflammation candidate designed by Exscientia and in-licensed by Bristol Myers Squibb
○‘4318 is a potentially first-in-class potent and selective PKC-theta inhibitor and is Exscientia’s fourth molecule to enter the clinic
○Bristol Myers Squibb will oversee the clinical and commercial development and Exscientia is eligible for milestone payments and, if approved, tiered royalties on net product sales

Collaboration with leading European medical centre
●In March 2023, Exscientia and Charité – Universitätsmedizin Berlin (Charité) announced an academic collaboration to utilise Exscientia’s functional drug testing platform in haematological cancers
○Charité will establish a biobank of viably cryopreserved blood, bone marrow and lymph node tissues to support technology development, clinical and future translational research
○Partnership will further validate Exscientia’s platform to predict drug resistances and standard of care responses in haematological cancers

Exscientia expands precision medicine centre of excellence in Vienna
●Exscientia opened a new, 50,000 square foot state-of-the-art laboratory in Vienna, Austria to further advance its primary patient sample precision medicine and translational research platforms. Exscientia's approach integrates complex multi-omics and functional data into its AI-driven platform, with the aim of increasing clinical success through better preclinical models
●In 2022, the Company expanded its next generation sequencing (NGS), multi-omics platform, patient tissue collaborations and precision medicine capabilities

Investor call and webcast information
Exscientia will host a conference call today, March 23 at 12:30 p.m. GMT / 8:30 a.m. EDT. A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under "Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Fourth quarter and full year 2022 financial results
Exscientia consolidates and reports its financials in pounds sterling. For the convenience of the reader, the Company has translated pounds sterling amounts to U.S. dollars at the rate of £1.000 to $1.2077 for all periods, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022.

Revenue: Recognised revenue for the three and twelve months ended December 31, 2022 was $8.2 million and $32.9 million, respectively, compared to $5.0 million and $33.0 million for the three and twelve months ended December 31, 2021.

Research and development expenses: R&D expenses for the three and twelve months ended December 31, 2022, were $43.0 million and $155.6 million, respectively, as compared to $22.6 million and $53.2 million for the three and twelve months ended December 31, 2021. The increase in research and development expenses was in part due to the growth of Exscientia’s internal and co-owned portfolio, in addition to increased headcount and other costs associated with the Company’s continued technology investments. Share-based compensation accounted for $26.2 million for the year ended December 31, 2022 compared to $7.8 million for the same period ended December 31, 2021.

General and administrative expenses: G&A expenses for the three and twelve months ended December 31, 2022, were $9.9 million, or 15.4% of total operating expenses, and $46.4 million, or 19.2% of total operating expenses respectively. For the full year 2022, G&A expenses increased by $15.3 million compared to the full year 2021, primarily associated with an increase in personnel costs.

Cash inflows: For the full year 2022, Exscientia received $117.8 million in cash inflows from its collaborations as compared to $85.3 million during the full year 2021.

Net Operating cash flow and cash balance: For the full year ending December 31, 2022, net operating cash outflows were $73.1 million, in comparison to net operating cash inflows of $8.1 million for the full year 2021, reflecting meaningful investment into the Company's pipeline and platform. Cash, cash equivalents and short term bank deposits as of December 31, 2022 were $610.9 million, as compared to $678.9 million as of December 31, 2021 using the December 31, 2022 constant currency rate.
●Includes constant currency mark-to-market foreign exchange impact of negative 12% based on the strength of the USD during the year
●During the year, Exscientia recognised net foreign exchange gains of $27.0 million
●The Company holds its deposits in both GBP and USD intended to match expected operational cash needs in order to limit the impact of exchange rate fluctuations

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2077)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Revenue	8.2	5.0	32.9	33.0
Cost of sales	(11.5)	(5.8)	(40.2)	(20.7)
Research and development expenses	(43.0)	(22.6)	(155.6)	(53.2)
General and administrative expenses	(9.9)	(7.7)	(46.4)	(31.1)
Operating expenses	(64.4)	(36.1)	(242.2)	(105.0)
Foreign exchange gains/(losses)	(7.6)	2.6	40.6	1.1
Loss on forward contracts	-	-	(13.6)	-
Other income	1.9	0.9	6.9	4.5
Operating loss	(61.9)	(27.6)	(175.4)	(66.4)
Finance income/(expense)	3.5	-	6.5	(0.1)
Share of loss on joint ventures	-	(0.2)	(0.8)	(1.4)
Loss before taxation	(58.4)	(27.8)	(169.7)	(67.9)
Income tax benefit	11.3	3.6	26.5	8.4
Loss for the period	(47.2)	(24.2)	(143.4)	(59.5)
Net loss per share	(0.38)	(0.22)	(1.17)	(1.20)

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2077)

	December 31, 2022	December 31, 2021
Cash, cash equivalents and short term bank deposits	610.9	678.9
Total assets	784.6	773.7
Total equity	578.3	684.5
Total liabilities	206.3	89.2
Total equity and liabilities	784.6	773.7

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2077)

	Twelve months ended December 31,
	2022	2021
Net cash outflows from operating activities	(73.1)	(8.1)
Net cash flows used in investing activities	(148.2)	(32.1)
Net cash (used in)/generated from financing activities	(4.8)	643.6
Net (decrease)/increase in cash and cash equivalents	(226.1)	603.4
Exchange gain/(loss) on cash and cash equivalents	35.7	(0.1)
Net (decrease)/increase in cash, cash equivalents and short-term bank deposits*	(68.1)	603.3

*includes both increases in short term bank deposits and foreign exchange gains/(losses) on cash and cash equivalents

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.
Forward-looking statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of discovery and development of candidate molecules, and the timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates. Any statement describing Exscientia’s goals, plans, expectations, projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing pre-clinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investor Relations Contact:
Sara Sherman
investors@exscientia.ai

Media Contact:
Oliver Stohlmann
media@exscientia.ai